UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Directors and Executive Officer

On January 23, 2014, China Natural Resources, Inc. (the “Company”) announced that it had completed the spin-off (the “Spin-Off”) and listing by way of introduction on The Stock Exchange of Hong Kong Limited of its wholly-owned subsidiary, Feishang Anthracite Resources Limited (“Feishang Anthracite”), which operated the Company’s coal mining and related businesses prior to the Spin-Off.

In connection with the Spin-Off, Tam Cheuk Ho (Class III Director and Executive Vice President of the Company) and Wong Wah On (Class III Director and Chief Financial Officer of the Company) resigned their positions with the Company on January 22, 2014 and assumed positions with Feishang Anthracite. The resignations of Mr. Tam and Mr. Wong did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective upon Mr. Wong’s resignation, the Company’s Board of Directors appointed Ma Sin Ling to serve as (a) a Class III Director of the Company until the next annual meeting of shareholders at which Class III Directors are elected and until her successor is duly elected and has qualified, and (b) Chief Financial Officer and Corporate Secretary of the Company until otherwise determined by the Company’s Board of Directors. Ms. Ma and the Company have entered into the Company’s standard service agreement for a renewable term of one year, pursuant to which Ms. Ma will receive for her services as an executive officer of the Company an annual salary of US$1.00, which may be increased annually with the recommendation of the Compensation Committee and approval of the Board of Directors, as well as any equity awards as may from time to time be determined by the Company’s Compensation Committee and the Board.

Ms. Ma has been working at the Company and its predecessor since August 1997 and served as Chief Financial Manager prior to her appointment as Chief Financial Officer. From July 1990 to January 1993, she worked in the audit department of Ernst & Young, Hong Kong. From January 1993 to August 1993, she worked at Time Inc. Asia as an accountant. From December 1994 to January 1997, she worked in Everbright Finance and Investment Co, Ltd. as assistant manager in the corporate finance department. From February 1997 to May 1997, she worked in Natwest Securities Asia Holdings Ltd. as Executive - Finance. Ms. Ma holds a Master of Science degree in Finance from the Lancaster University in the United Kingdom. She is a fellow of the Hong Kong Institute of Certified Public Accountants.

Effective upon Mr. Tam’s resignation, the Company’s Board of Directors appointed Woo Ming Yee to serve as a Class III Director of the Company until the next annual meeting of shareholders at which Class III Directors are elected and until her successor is duly elected and has qualified. Ms. Woo and the Company have entered into the Company’s standard service agreement for a renewable term of one year, pursuant to which Ms. Woo will receive for her services as a director of the Company an annual salary of US$1.00, which may be increased annually with the recommendation of the Compensation Committee and approval of the Board of Directors, as well as any equity awards as may from time to time be determined by the Company’s Compensation Committee and the Board. Ms. Woo is the spouse of Tam Cheuk Ho, an executive officer and director of Feishang Anthracite.

Ms. Woo is a certified public accountant (practicing) in Hong Kong since 1995 and has been a self-employed practicing accountant since that time. She worked at Ernst & Young, Hong Kong from 1988 till 1992 providing audit, tax, financial consultancy and corporate related advisory services to a wide range of clients in various fields, including finance and banking, manufacturing, trading and law. She is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Ms. Woo also holds an Executive Master of Business Administration degree from the University of Birmingham in the United Kingdom and a Bachelor’s degree in Accounting & Finance from the Middlesex University in the United Kingdom.

Amended and Restated Articles and Memorandum of Association

In connection with Spin-Off, the Company amended and restated its Articles and Memorandum.

Exhibits

Exhibit Number	Description
99.1	Amended and Restated Articles and Memorandum of Association dated January 16, 2014.
99.2	Service Agreement dated as of January 22, 2014 by and between China Natural Resources, Inc. and Ma Sin Ling.
99.3	Service Agreement dated as of January 22, 2014 by and between China Natural Resources, Inc. and Woo Ming Yee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: January 30, 2014	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer